UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 10) (1)


                        THE ELDER-BEERMAN STORES CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   284470101
                    --------------------------------------
                                (CUSIP Number)

                     Stuart J. Lissner, Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2501

------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               October 16, 2003
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box /_/.






(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 2 of 11 Pages
---------------------------                    -------------------------------


------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments Fund, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                None.
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                887,887 shares
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          887,887 shares
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              887,887 shares
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.7%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- --------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 3 of 11 Pages
---------------------------                    -------------------------------

------------- --------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  PPM America Fund Management GP, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                None.
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                887,887 shares (1)
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          887,887 shares (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              887,887 shares (1)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.7%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- --------------------------------------------------------------------------------------------------------

(1) All of the shares of The Elder-Beerman Stores Corp. (the "Issuer") common stock covered by this report are owned beneficially by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 4 of 11 Pages
---------------------------                    -------------------------------

------------- --------------------------------------------------------------------------------------------------------

------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America Special Investments CBO II, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                None.
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                530,481 shares
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          530,481 shares
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              530,481 shares
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- --------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 5 of 11 Pages
---------------------------                    -------------------------------


------------- --------------------------------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS:  PPM America CBO II Management Company
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                0
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                530,481 shares (2)
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          530,481 shares (2)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              530,481 shares (2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- --------------------------------------------------------------------------------------------------------

(2) All of the shares of Issuer common stock covered by this report are owned beneficially by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 6 of 11 Pages
---------------------------                    -------------------------------


------------- --------------------------------------------------------------------------------------------------------
------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM MGP (Bermuda), Ltd.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                None.
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                530,481 shares (3)
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          530,481 shares (3)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              530,481  shares (3)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.6%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- --------------------------------------------------------------------------------------------------------

(3) All of the shares of Issuer common stock covered by this report are owned beneficially by CBO II, and none of such securities are owned directly or indirectly by PPM Bermuda. PPM Bermuda is the managing general partner of CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Bermuda is the beneficial owner of any of the securities owned beneficially by CBO II.

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 7 of 11 Pages
---------------------------                    -------------------------------

------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM America, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------- ---------- ---------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                0
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                1,418,368 shares (4)
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          1,418,368 shares (4)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,418,368 shares (4)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.2%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- --------------------------------------------------------------------------------------------------------

(4) All of the shares of Issuer common stock covered by this report are owned beneficially by SIF I and CBO II, and none of such securities are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of such the securities owned beneficially by SIF I and CBO II.

                                 SCHEDULE 13D
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---------------------------                    -------------------------------
CUSIP No. 284470101                  13D               Page 8 of 11 Pages
---------------------------                    -------------------------------

------------- --------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  PPM Holdings, Inc.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                                              (a)  /_/
                                                                                                          (b)  /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              00
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(D) OR 2(E)                                                                                /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- --------------------------------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF                None.
  SHARES      --------------------------------------------------------------------------------------------------------
BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                1,418,368 shares (5)
   EACH       --------------------------------------------------------------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
  PERSON                  None.
   WITH       --------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          1,418,368 shares (5)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,418,368 shares (5)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            /_/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.2%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- --------------------------------------------------------------------------------------------------------

(5) All of the shares of Issuer common stock covered by this report are owned beneficially by SIF I or CBO II. Each of SIF I GP and CBO II GP are subsidiaries of PPM Holdings, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Holdings, Inc. is the beneficial owner of any of the securities covered by this statement.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated September 20, 1999 (the "Schedule 13D"), as amended on February 24, 2000, March 7, 2000, March 21, 2000, June 7, 2000, July 21, 2000, April 26, 2001, May 28, 2003, July 8,
2003 and September 8, 2003 relating to the Common Stock, no par value per share, of the Issuer. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

Item 1. Security and Issuer.

        No Amendment.

Item 2. Identity and Background.

        No Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

        No Amendment.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following:

     On October 16, 2003, the Reporting Persons tendered for purchase all of the shares of Common Stock of the Issuer held by them to The Bon-Ton Stores, Inc. ("Bon-Ton") pursuant to Bon-Ton's tender offer commenced September 23, 2003.

Item 5. Interest in Securities of the Issuer.

        Item 5(a), (b) and (c) is hereby amended and restated as follows:

     (a) and (b) SIF I is the beneficial owner of 887,887 shares of Common Stock, representing approximately 7.7% of the Issuer's outstanding Common Stock. SIF I shares voting and dispositive power over these shares with SIF I GP who, as the general partner of SIF I, may be deemed to be the beneficial owner of those shares beneficially owned by SIF I.

     CBO II is the beneficial owner of 530,481 shares of Common Stock, representing approximately 4.6% of the Issuer's outstanding Common Stock. CBO II shares voting and dispositive power over these shares with CBO II GP, who, as the general partner of CBO II, may be deemed to be the beneficial owner of those shares beneficially owned by CBO II.

     PPM Bermuda, as the managing general partner of CBO II GP, may be deemed to be the beneficial owner of 530,481 shares of Common Stock, representing approximately 4.6% of the outstanding Common Stock, and PPM America, as investment manager/adviser to SIF I and CBO II, may be deemed to be the beneficial owner of 1,418,368 shares of Common Stock, representing approximately 12.2% of the outstanding Common Stock. Holdings, as the parent company of SIF I GP, CBO II GP, PPM America and PPM Bermuda may be deemed to be the beneficial owner of 1,418,368 shares of Common Stock, representing approximately 12.2% of the outstanding Common Stock. All percentages set forth in this amendment to the Schedule 13D are based upon the Issuer's reported 11,585,447 outstanding shares of Common Stock as of August 30, 2003, as reported in the Issuer's Form 10-Q for the quarter ended August 2, 2003.

     (c) The following transactions in the Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions:


------------------------------------------- ------------------------- -------------------------- ---------------------
Reporting Person                            Date of Disposition       Number of Shares Sold      Price per Share
----------------                            -------------------       ---------------------      ---------------
----------------------------------------------------------------------------------------------------------------------
PPM America Special Investments Fund, L.P.  September 8, 2003         62,599                     $6.92

                                            September 9, 2003         31,300                     $6.97

----------------------------------------------------------------------------------------------------------------------
PPM America Special Investments CBO II,     September 8, 2003         37,401                     $6.92
L.P.
                                            September 9, 2003         18,700                     $6.97

----------------------------------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect To Securities Of The Issuer.

        See Item 4.

Item 7. Material to be Filed as Exhibits.

        Joint Filing Agreement dated October 17, 2003.

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2003


PPM AMERICA SPECIAL INVESTMENTS             PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                                  CBO II, L.P.
By:  PPM America, Inc.                      By:  PPM America, Inc.
As Attorney-in-Fact                         As Attorney-in-Fact

By: /s/ Kenneth Schlemmel                   By: /s/ Kenneth Schlemmel
    ----------------------------                ----------------------------
Kenneth Schlemmel                           Kenneth Schlemmel
Senior Managing Director                    Senior Managing Director


PPM AMERICA FUND MANAGEMENT                          PPM AMERICA, INC.
GP, INC.

By: /s/ Kenneth Schlemmel                   By: /s/ Kenneth Schlemmel
    ----------------------------                ----------------------------
Kenneth Schlemmel                           Kenneth Schlemmel
Senior Vice President                       Senior Managing Director


PPM AMERICA CBO II MANAGEMENT               PPM MGP (BERMUDA), LTD.
COMPANY
By:  PPM MGP (Bermuda), Ltd.                By: /s/ Kenneth Schlemmel
Its:  Managing General Partner                  ----------------------------
                                            Kenneth Schlemmel
                                            Senior Vice President

By: /s/ Kenneth Schlemmel
    ----------------------------
Kenneth Schlemmel
Senior Vice President

PPM HOLDINGS, INC.

By: /s/ Mark Mandich
    ----------------------------
Mark Mandich
Chief Operating Officer and Executive
Vice President


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value per share, of The Elder-Beerman Stores Corp. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 17th day of October, 2003.

PPM AMERICA SPECIAL INVESTMENTS             PPM AMERICA SPECIAL
FUND, L.P.                                  INVESTMENTS CBO II, L.P.

By: PPM America, Inc.                       By:  PPM America, Inc.
As Attorney-in-Fact                         As Attorney-in-Fact

By: /s/ Kenneth Schlemmel                   By: /s/ Kenneth Schlemmel
    --------------------------                  --------------------------
Kenneth Schlemmel                           Kenneth Schlemmel
Senior Managing Director                    Senior Managing Director

PPM AMERICA FUND MANAGEMENT                 PPM AMERICA, INC.
GP, INC.

By: /s/ Kenneth Schlemmel                   By: /s/ Kenneth Schlemmel
    --------------------------                  --------------------------
Kenneth Schlemmel                           Kenneth Schlemmel
Senior Vice President                       Senior Managing Director


PPM AMERICA CBO II MANAGEMENT               PPM MGP (BERMUDA), LTD.
COMPANY
By:  PPM MGP (Bermuda), Ltd.                By: /s/ Kenneth Schlemmel
Its:  Managing General Partner                  --------------------------
                                            Kenneth Schlemmel
                                            Senior Vice President
By: /s/ Kenneth Schlemmel
    --------------------------
Kenneth Schlemmel
Senior Vice President

PPM HOLDINGS, INC.

By: /s/ Mark Mandich
    --------------------------
Mark Mandich
Chief Operating Officer and
Executive Vice President